April 8, 2025

VIA E-mail

Eric W. Falkeis
Tidal ETF Services LLC
234 West Florida Street, Suite 203
Milwaukee, WI 53204

                Re: Tidal Trust IV (the    Trust   )
                    File Nos. 811-24061; 333-285633

Dear Mr. Falkeis:

        On March 7, 2025, the Trust filed an initial registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940. The filing registers shares
of the HyperScale Leaders ETF (the    Fund   ), a series of the Trust. We have
reviewed the
registration statement and have the following comments. Where a comment is made regarding the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

   1. Please disclose in the registration statement whether private securities owned by existing clients will be exchanged for shares of the Fund or if there are plans to reorganize a predecessor fund into the Fund. Additionally, please inform us if a party other than the
      Fund   s sponsor or an affiliate is providing the Fund with initial seed capital. If so,
      supplementally identify the party providing the seed capital and describe its relationship with the Fund.

   2. Please explain to us whether the seed capital financial statements will include a seed
      Statement of Operations. If no seed Statement of Operations will be included, please explain to us the basis for omitting such financial statement.
 Eric W. Falkeis
Page 2

                                           Prospectus

Fund Summary

Principal Investment Strategies

   3. On page one, in Overview, the disclosure states that the Fund uses passive management to track the performance of the Index. Disclosure in the third sentence of this section
      states    Companies are selected based on factors such as revenue growth, cost efficiency,
      and R&D (research and development) expenditures [emphasis added].    The
emphasized
      terms suggest subjectivity and active management in determining the Fund s investments.
      Please clarify how component securities are determined on these bases using a rules-
      based methodology. Supplementally, please provide the methodology of the Index for our review.

   4. The Fund   s name, and its Index, reference the term HyperScale Leaders, which appears
      to be a commonly used technical computing term that describes an architecture that can add capacity easily as demand grows. The Index-related disclosure includes a reference to scalability but does not define hyperscale or the bases on which a company would be considered a hyperscale leader. Please revise to do so.

   5. Further, on page 2, the disclosure states    [u]nder normal
circumstances, the Fund will
      invest at least 80% of the Fund   s net assets (plus borrowings for
investment purposes) in
      component securities that make up the Index.    As the Fund   s name
includes the term
         Hyperscale Leaders   , and it does not track the name of the Index, in
compliance with
      rule 35d-1, please revise the test to also state the Fund will invest 80% of its ssets in companies economically tied to hyperscale leaders.

   6. Regarding the disclosure in Index Overview (page 2):

       a. In B. Revenue Growth, disclosure in the first bullet refers to year-over-year quarterly
          revenue growth rate of at least 20%.    Please clarify what this
means and if it must be
          continuous over time.

       b. Please indicate the period used to determine the metrics in C. Scalability and E.
          Profitability.

       c. Please explain in the disclosure the difference between
reconstituted    and
             rebalanced   . Please also disclose the bases upon which a
security will no longer be
          included in the Index.

       d. Please disclose the number of components in the Index.

       e. The last line of this section refers to the    Index Provider   .
Please define this term.

   7. On page 2, in The Fund   s Investment Strategy, please define the
Adviser   . In the
      penultimate sentence of this section, the disclosure states the Fund may invest in ADRs.
 Eric W. Falkeis
Page 3

       Accordingly, please disclose the Fund may invest in non-U.S. companies as a principal investment.

   8. On page 4, in Principal Investment Risks, Foreign Securities Risk, the disclosure
      references the Fund   s investment in emerging markets. Please disclose
this investment in
      the strategy section of the Summary.

   9. On page 6, regarding disclosure in Performance, please supplementally identify the
      broad-based index against which the Fund   s performance will be
measured.

Additional Information about the Fund (page 6)

   10. In this section, consider elaborating on how the Index components are determined based on the Index methodology. See Form N-1A, Item 9.

Management (page 9)

   11. In Investment Adviser, please remove references to the    Funds    and
"each fund" as the
       registration statement concerns only the Fund.

Fund Sponsor (page 10)

   12. This section twice refers to a    sub-advisory fee   . As the Fund is
not currently sub-
       advised    please revise the disclosure as needed.


                             Statement of Additional Information

   13. Please correct the file number listed on the cover page of the SAI.

   14. The SAI indicates that the Fund may invest in other investment companies. If acquired
       fund fees and expenses (   AFFE   ) from such investments will exceed
0.01% of the
       average net assets of the Fund, please confirm that the Fund will disclose these fees and expenses as a separate line item in the fee table. See Item 3, Instruction 3(f)(i) of Form
       N-1A.

   15. The disclosure on page one states that    [t]he Fund generally offers
and issues Shares in
       exchange for cash.    However, the disclosure also indicates that the
Fund will primarily
       redeem in-kind. Please explain why briefly, in correspondence. To the extent that operating in this manner will impact investors (e.g., from a tax perspective), please revise disclosure in appropriate locations.

   16. On page 11, in the paragraph immediately following the Fund   s
fundamental policies, the
       disclosure states the Fund will    look through to the underlying
holdings of any
       investment company    that publishes its holdings or has a policy or
intention to
       concentrate when determining compliance with its restriction on concentration. Please note that a fund and its adviser may not ignore the investments of affiliated and
 Eric W. Falkeis
Page 4

       unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies when determining
       the Fund   s compliance with its concentration policies.

                      *       *      *       *       *         *    *       *


         Portions of the filing are incomplete. Please note that any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on an Appendix added in any pre-effective amendments.

        Your pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please contact me at (202) 551-6779.


                                                  Sincerely,

                                                  /x/ Karen Rossotto

                                                  Karen Rossotto
                                                  Senior Counsel


cc: Michael Pellegrino, General Counsel, Tidal Investments LLC
    Christian Sandoe, Securities and Exchange Commission
    Jay Williamson, Securities and Exchange Commission
    Shandy Pumphrey, Securities and Exchange Commission